SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces Scheduled Flights to Aruba

São Paulo, September 28, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces that it has received permission from the Brazilian National Civil Aviation Agency (Anac) and other relevant authorities to operate scheduled flights between Brazil, Venezuela and the island of Aruba, in the Caribbean. The Company began selling tickets today for the new route, its tenth international destination; flights will begin October 4.

Initially, flights will be operated weekly (on Sunday), departing from Guarulhos International Airport, in Sao Paulo, at 11:00 AM (local time), and arriving in Caracas, Venezuela, at 3:30 PM (local time). From Venezuela, the aircraft will resume flight to Aruba at 4:10 PM (local time), landing at 5:55 PM (local time). Returning to Brazil, the aircraft will leave Aruba at 9:20 PM (local time), arriving in Caracas at 10:05 PM (local time), and departing for Sao Paulo at 10:45 PM (local time).

Using Boeing 737-800 Next Generation aircraft, the new route will be operated by the VARIG brand and will offer Comfort Class premium service, which provides more leg room, additional meal choices and on-demand entertainment during the flight, as well as increased privacy, 150% SMILES Miles bonus, access to exclusive check-in desks and priority boarding and debarkment.

In addition to meeting the demand between Brazil and Aruba, the Company will also sell tickets from Caracas to the new destination.

Tickets for Aruba can be purchased on GOL's website (www.voegol.com.br), by contacting Customer Service or through travel agents. The tables below contain additional information about the new route.

Departure:

Flight	Departure*	Origin	Destination	Arrival*
G3 7622	11:00 AM	Sao Paulo (Guarulhos)	Caracas	3:30 PM
	4:10 PM	Caracas	Aruba	5:55 PM

Return:

Flight	Departure*	Origin	Destination	Arrival*
G3 7623	9:20 PM	Aruba	Caracas	10:05 PM
	10:45 PM	Caracas	Sao Paulo (Guarulhos)	6:00 AM

* Local time.

Press Release

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend, substantially, on changes in market conditions and risks disclosed in GOL’s filed disclosure documents are, therefore, subject to change without prior notice.

CONTACT:

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves - Head of IR
Phone.: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com/GOLInvest

Corporate Communications
Phone.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
Edelman (USA and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.